UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Juno Therapeutics, Inc.

File No. 333-200293 - CF#31682
_____

   Juno Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on November 17, 2014, as amended.

   Based on representations by Juno Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:


Exhibit 10.1 through October 23, 2024
Exhibit 10.2 through November 24, 2017
Exhibit 10.3 through November 24, 2017
Exhibit 10.4(A) through October 16, 2020
Exhibit 10.4(B) through October 16, 2020
Exhibit 10.6 through November 24, 2017
Exhibit 10.7(A) through December 16, 2017
Exhibit 10.7(B) through December 16, 2017
Exhibit 10.8 through November 21, 2018
Exhibit 10.9 through November 21, 2018
Exhibit 10.10 through February 20, 2023
Exhibit 10.11 through December 16, 2017
Exhibit 10.12(A) through December 16, 2017
Exhibit 10.12(B) through December 16, 2017
Exhibit 10.13 through December 16, 2017
Exhibit 10.29 through December 9, 2017


   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Brent J. Fields
Secretary
